NO ACT

PE
12-01-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10010407

January 4, 2010

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 01-04-2010

Stuart S. Moskowitz
Senior Counsel
Corporate Law Department
International Business Machines Corporation
One New Orchard Road, Mail Stop 329
Armonk, NY 10504

Re: International Business Machines Corporation
Incoming letter dated December 1, 2009

Dear Mr. Moskowitz:

This is in response to your letter dated December 1, 2009 concerning the shareholder proposal submitted to IBM by Chuck Pettus. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Chuck Pettus

*** FISMA & OMB Memorandum M-07-16 ***

January 4, 2010

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: International Business Machines Corporation
Incoming letter dated December 1, 2009

The proposal requests that the company issue periodic reports of the company's "Smarter Planet" initiative.

There appears to be some basis for your view that IBM may exclude the proposal under rule 14a-8(i)(10). In this regard, we note your representation that IBM already reports on the company's "Smarter Planet" initiatives using a variety of different media, including IBM's "Smarter Planet" web portal. Accordingly, we will not recommend enforcement action to the Commission if IBM omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which IBM relies.

Sincerely,

Rose A. Zukin
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



International Business Machines Corporation
Senior Counsel
Corporate Law Department
One New Orchard Road, Mail Stop 329
Armonk, New York 10504

VIA e-mail and US Mail

December 1, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, DC 20549

Subject: Proposal of Mr. Charles Pettus on IBM's "Smarter Planet" Initiatives

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I am enclosing six copies of a proposal (the "Proposal"), dated November 6, 2009 submitted to International Business Machines Corporation (the "Company" or "IBM") by Mr. Charles Pettus, a former IBM employee (See **Exhibit A**). Mr. Pettus will be sometimes hereinafter be referred to for convenience as the "Proponent." This letter is being filed with the Securities and Exchange Commission (the "SEC" or the "Commission") by the Company not later than eighty (80) calendar days before the Company files its definitive 2010 Proxy Materials with the Commission.

THE PROPOSAL

The Proposal states:

> **Resolved: The shareholders request, at the convenience of the company, periodic reports of the company's SMARTER PLANET initiatives.**

The IBM Smarter Planet Reports could include news of successes in efforts to feed a planet with an insatious appetitite and a never ending hunger for smart solutions to business problems, from cradle to grave.

The shareholders feel these reports would be informative good news to investors. These reports also could include announcements of job openings and opportunities for smart innovators, vendors, contractors, educators, students, investors and others on the planet who would welcome a partnering and sharing in the challenging IBM smarter planet initiatives.

These reports would be a win-win experience for IBM, the shareholder's financial investment in IBM, the IBM Image, the shareholder's Image and the IBM Brand Name.

IBM believes the Proposal may properly be omitted from the proxy materials for IBM's annual meeting of stockholders scheduled to be held on April 27, 2010 (the "2010 Annual Meeting") for the reasons discussed below. To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of New York.

GROUNDS FOR EXCLUSION

The Proposal may properly be excluded pursuant to:

- Rule 14a-8(i)(7) because the Proposal relates to the ordinary business operations of the Company, and

- Rule 14a-8(i)(10) because the Proposal has already been substantially implemented.

ANALYSIS

I. THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(7) AS RELATING TO THE CONDUCT OF THE ORDINARY BUSINESS OPERATIONS OF IBM.

The Company believes that the Proposal may properly be omitted from the Company's proxy materials for the 2010 Annual Meeting pursuant to the provisions of Rule 14a-8(i)(7) because it deals with matters relating to the conduct of the ordinary business operations of the Company. The Commission has expressed two central considerations underlying the ordinary business exclusion. The first underlying consideration expressed by the Commission is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to shareholder oversight." See Amendments to Rules on Shareholder Proposals, Release 34-40018 (63 Federal Register No 102, May 28, 1998 at pp. 29,106 and 29,108). In this connection, examples include "the management of the workforce, such as the hiring, promotion and termination of employees, decisions on production quality and quantity and the retention of suppliers." (id. at 29,108) (emphasis added) "The second consideration involves the degree to which the proposal seeks to micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." id. The Commission had earlier explained in 1976 that shareholders, as a group, are not qualified to make an informed judgment on ordinary business matters due to their lack of business expertise and their lack of intimate knowledge of the issuer's business. See Adoption of Amendments Relating to Proposals by Security Holders, Exchange Act Release No. 12999 (November 22, 1976).

The Commission has also reiterated "[t]he general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." See Amendments to Rules on Shareholder Proposals, Release 34-40018 (63 Federal Register No 102, May 28, 1998 at p. 29,108). See also Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 relating to Proposals by Security Holders, Exchange Act Release No. 19135 (October 14, 1982), at note 47. Under this standard, the instant Proposal is clearly subject to omission under Rule 14a-8(i)(7). The Proposal, seeking to have the Company report on its "Smarter Planet" initiatives, also fails to focus on any sufficiently significant social policy issues which might otherwise cause the Proposal to transcend the ordinary business exclusion.

A. REQUESTING A REPORT WHICH ADDRESSES ORDINARY BUSINESS MATTERS IS FULLY EXCLUDABLE UNDER RULE 14a-8(i)(7).

At the outset, it should be pointed out that in Release 34-20091 (August 16, 1983), the Commission implemented a significant change in the staff's *interpretation* of the ordinary business exclusion. Prior to that time, the staff took the position that proposals requesting issuers to prepare "reports" on specific aspects of their business, or to form "special committees" to study a segment of their business, would *not* be excludable under the ordinary business exclusion. This interpretation was problematical, and the Commission recognized it. In Release

34-20091, the Commission found that its earlier interpretation raised form over substance and rendered the provisions of the ordinary business exclusion largely a nullity. As a result, the Commission changed its interpretative position, and following the implementation of Release 34-20091, the Commission now considers whether the subject matter of the special report or the committee sought by a proponent involves a matter of ordinary business; where it does, the proposal will be excludable as ordinary business under Rule 14a-8(i)(7). See, e.g., The Coca Cola Co. (January 21, 2009, reconsideration denied, April 21, 2009)(excluding proposal seeking a report evaluating new or expanded options to enhance transparency of information to consumers of bottled beverages); FedEx Corporation (July 14, 2009)(excluding proposal requesting a report addressing issues relating to American Indian peoples, including FedEx's efforts to identify and disassociate from any names, symbols and imagery which disparage American Indian peoples in products, advertising, endorsements, sponsorships and promotions, as relating to FedEx's ordinary business operations (i.e., the manner in which a company advertises its products)).

The same result should apply here. In the instant matter, and as will be shown below, the subject matter of the instant Proponent's request, to report periodically on the Company's "Smarter Planet" initiatives, is a matter relating to our Company's advertising and promotional activities relating to our mainline service, product and consultant offerings, thereby falling directly within the Company's ordinary business operations.

B. THE COMPANY'S ADVERTISING, PUBLICITY AND RELATED MARKETING FOR THE DELIVERY AND SUPPORT OF OUR COMPANY'S PRODUCTS, SERVICES AND OTHER OFFERINGS, INCLUDING, WITHOUT LIMITATION, IBM'S "SMARTER PLANET" INITIATIVES CALLED OUT BY THE PROPONENT, ALL FALL DIRECTLY WITHIN THE COMPANY'S ORDINARY BUSINESS OPERATIONS.

IBM makes its consulting services, software, hardware and other integrated technology available (collectively "offerings") to our customers and potential customers in the ordinary course of our business through a variety of methods. We also publicize our offerings on a regular basis through a variety of souces, including, among other means, a variety of advertising, including the "Smarter Planet" initiative noted by the Proponent in his Proposal this year. As described below, IBM also provides regular updates of our "Smarter Planet" initiatives through a variety of media, also in the ordinary course of our business. As such, we believe the instant Proposal is subject to exclusion under Rule 14a-8(i)(7).

1. What is "Smarter Planet"?

"Smarter Planet" is a global-wide company initiative IBM began last year to highlight the myriad of issues that individuals, businesses, and government face and the variety of IBM offerings, products and solutions we can and do provide, both to existing and potential customers, as an integrated and diversified information technology company.[1] The "Smarter Planet" initiative is more than a mere advertising campaign; using a variety of real-life substantive examples across multiple industries, and employing a variety of different media, IBM continues to show how we are able to help our customers and potential customers across the world to address their technological needs. As part of our "Smarter Planet" initiative, we believe that IBM is uniquely positioned to help – thanks to our depth of resources, expertise and experience. We can and do help provide enterprises, institutions and governments of all sizes around the world with the tools and thinking necessary to build a planet of "smarter" systems. In short, IBM employs the "Smarter Planet" campaign to show how we can and do work together with our customers to make our planet smarter.

Public discussion about IBM's role in building a "Smarter Planet" began in a speech that our chairman, Samuel J. Palmisano, gave at the Council on Foreign Relations titled "A Smarter Planet: The Next Leadership Agenda."[2] Thereafter, IBM embarked on a series of unique weekly advertising placements in national newspapers, which we call "*op-ads*" because they were more than just traditional, trite advertisements. These op-ads were designed to get a reader to actually think about the world from a systems point of view, and along the way, describe a variety of opportunities for systems. In some of these op-ads, we get very specific. For example, one op-ad is about the utility grid. We educate the reader that the utility grid is in fact a system. We explain about the sources of energy and alternate sources. We also explain that it is one long system and that the system could get a lot smarter and go a long way towards providing and helping us address some of our energy issues. In addition to educating the interested reader about the world becoming smarter, in those ads, we also explain about what specifically IBM is doing today in our lines of business to help make a difference in these areas.

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[1] IBM includes "Smarter Planet" as a trademark of the Company on its website listing of protected intellectual property. See http://www.ibm.com/legal/copytrade.shtml

[2] IBM has posted a copy of this speech for ready access by interested readers on our website at: http://www.ibm.com/ibm/ideasfromibm/us/smartplanet/20081106/sjp_speech.shtml

In short, IBM pursues the "Smarter Planet" initiative as an integral part of our Company's marketing and advertising activities. We see two fundamental goals that our "Smarter Planet" initiative is designed to address. First, we believe the "Smarter Planet" initiative is and will continue to be a business-building platform; i.e., drive existing and new business, as well as multiple client engagements. This has bottom line value to IBM. We know our clients are now looking to drive transformation and change in their businesses, as well as to enhance the prospect of making their own industries smarter. In this connection, the Company would like to make both our current and potential clients aware of us as a diversified information technology company uniquely positioned to help them get smarter in these areas. The second, and other measure of success from a marketing standpoint, is that IBM wants to help build a clearer perception of what IBM is about. To many, IBM is still known as a hardware company or a mainframe company. Yet, in reality, we are the world's largest professional services firm in terms of the total number of consultants we have. As our "Smarter Planet" initiative makes clear, IBM is a company that builds smarter traffic systems. We're a company that makes utility grids smarter. We're a company that makes financial systems smarter. We're a company that makes healthcare systems smarter. And, of course, we can and do help midsize companies tackle their biggest problems and become smarter, as well. As far as clarifying what we do - and who IBM is today -- we think our capabilities are very differentiating and that the branding part of the "Smarter Planet" initiative is an important success criterion. We have embarked on this initiative as part of a multi-faceted marketing activity to highlight the business capabilities of IBM, and to enhance IBM's brand image in the minds of the public. For purposes of Rule 14a-8(i)(7), IBM's "Smarter Planet" initiative, and the publicity efforts surrounding it, constitutes an integral part of IBM's normal business operations. Details on IBM's "Smarter Planet" initiatives can be found on our "Smarter Planet" web portal at www.ibm.com/smarterplanet.

2. IBM's Use of New Social Media

To ensure that the message associated with IBM's "Smarter Planet" initiative is properly received, IBM uses both traditional forms of media, such as print ads and brochures, the Internet (http://www.ibm.com/smarterplanet), as well as a variety of new forms of social media, to publicize and report on our "Smarter Planet" activities. These outlets include the new, online media now gaining great popularity among the "connected" public, including, without limitation, such dedicated outlets as:

- **Twitter** (http://twitter.com/smarterplanet),

- **IBM's "Smarter Planet" Blog** (http://asmarterplanet.com/), and

- **"Tumblr"** (http://smarterplanet.tumblr.com/), among others.

All of these efforts are already being undertaken as part of IBM's comprehensive, integrated communications and marketing campaign to publicize our efforts to help build a "Smarter Planet."

3. Having a look at The IBM "Smarter Planet" Internet Portal

IBM's "Smarter Planet" Portal on the Internet website, (www.ibm.com/smarterplanet), is our main vehicle that reports on a variety of our activities, and contains a wealth of information on our "Smarter Planet" initiatives and service offerings. Not only does this portal note various IBM business initiatives around the globe, it highlights the many successes we have had helping our customers and business partners in building a "Smarter Planet," ***all in the ordinary course of our business.***

In our desire to help our customers build a "Smarter Planet," the IBM web portal contains a breakdown of a variety of "Smarter Planet" activities we engage in by industry and subject matter, as part of our ordinary business operations. In addition to the "Smarter Planet" Overview link, (http://www.ibm.com/smarterplanet/us/en/overview/visions/index.html), IBM provides separate sublinks for many different "Smarter Planet" subcategory initiatives, including Smarter Banking, Smarter Buildings, Smarter Cities, Smarter Cloud computing, Smarter Education, Smarter Energy, Smarter Food, Smarter Government, Smarter Healthcare, Smarter Infrastructure, Smarter Intelligence, Smarter Oil, Smarter Products, Smarter Public safety, Smarter Rail, Smarter Retail, Smarter Stimulus, Smarter Telecom, Smarter Traffic, Smarter Water and Smarter Work. Within these subcategories, IBM further outlines the various "Visions," "Ideas," "Perspectives," and "Next Steps" we see for readers interested in examining our "Smarter Planet" initiatives in more detail.

4. Deeper Dive Under each "Smarter Planet" Subcategory

Our "Smarter Planet" website reporting is not static. IBM's web portal offers the opportunity for interested readers to go below the general overview section in each category, and to dive down and explore updated activities and initiatives IBM is undertaking in each "Smarter Planet" subcategory. To this end, IBM provides and updates multiple sublinks, allowing readers to explore **"Visions"**, **"Ideas," "Perspectives,"** and **"Next Steps."** Taking one ot the categories, **"Smarter Healthcare,"** for an example, under the **"Visions"** sublink, (http://www.ibm.com/smarterplanet/us/en/healthcare_solutions/visions/index.html), IBM notes that:

> The problems with our healthcare system are well known and well documented and endlessly debated. What's not so apparent is that many of them arise because our healthcare system isn't, in fact, a **system**.
>
> Rising costs, limited access, high error rates, lack of coverage, poor response to chronic disease and the lengthy development cycle for new medicines — most of these could be improved if we could link diagnosis to drug discovery to healthcare providers to insurers to employers to patients and communities. Today, these components, processes and participants that comprise the vast healthcare system aren't connected. Duplication and handoffs are rampant. Deep wells of lifesaving information are inaccessible.
>
> A **smarter healthcare system** starts with better connections, better data, and faster and more detailed analysis. It means integrating our data and centering it on the patient, so each person "owns" his or her information and has access to a networked team of collaborative care. It means moving away from paper records, in order to reduce medical errors and improve efficiencies. And it means applying advanced analytics to vast amounts of data, to improve outcomes.
>
> **Smarter healthcare is *instrumented*, so our health systems can automatically capture accurate, real-time information. IBM's joint initiative with Google Health™ and the Continua Health Alliance enables individuals and families to store and track their health information and stream data from medical devices.** Implanet, a French orthopedics manufacturer, is using RFID technology to track surgical implants from manufacture until they're inside patients. And healthcare providers in Denmark are using predictive health systems with advanced telemetry to monitor elderly patients in their homes, sharing data instantly.
>
> Smarter healthcare is *interconnected*, so doctors, patients and insurers can all share information seamlessly and efficiently. Sainte-Justine, a research hospital in Quebec, is automating the gathering, managing and updating of critical research data, which is often spread across different departments. Then they're applying analytics to speed childhood cancer research and improve patient care — while drastically lowering the cost of data acquisition and enhancing data quality. Servicio Extremeño de Salud, a public healthcare service in Spain, has built a regionally integrated system that lets patients go to many health centers within the region, knowing a doctor there can have the patients' complete, up-to-date records for faster and more accurate treatment.
>
> Smarter healthcare is *intelligent*, applying advanced analytics to improve research, diagnosis and treatment. Geisinger Health Systems is integrating clinical, financial, operational, claims, genomic and other information into an integrated environment of medical intelligence that helps doctors deliver more personalized care. This enables them to make smarter decisions and deliver higher quality care, all because they can easily turn information into actionable knowledge. ***And IBM is helping some of the world's top universities develop a global network of medical data, giving doctors diagnostic resources that were once unimaginable. These repositories currently hold millions of digital images.***
>
> Smarter healthcare systems like these hold promise beyond their particular communities, patients and diseases. The smart ideas from one can be replicated across an increasingly efficient, interconnected and intelligent system. This should result in lower costs, better-

quality care and healthier people and communities. In other words, we'll have a true healthcare system, with the focus where it belongs—on the patient. (emphasis added)

Under the "**Ideas**" sublink, IBM notes, among other things, that interest in the Medical Home model of primary healthcare is building in the United States and has caught on globally as well. We also note that physicians, healthcare leaders, insurers, legislators, large companies and other stakeholders are focused on the fact that the Medical Home model of care improves quality and patient satisfaction and contributes to lower overall healthcare costs.

We also go on to highlight that IBM has just launched a new point of view on the topic: Patient Centered Medical Home: What, Why and How?. We point out that readers can download the paper and also watch a group of experts discussing the importance of using IT in combination with the Medical Home primary care model for better, smarter outcomes in a new video.



Patient-centric healthcare

We also note that by 2010, 30% of the data stored on the world's computers will be medical images. The trouble is, all of that information is trapped, disconnected. Let's make it smart.

Under the "**Perspectives**" sublink, IBM provides hyperlinks to different health care feature posts, including those found on the social media site, **Tumblr** (http://smarterplanet.tumblr.com/tagged/healthcare) as well as the latest posts on IBM's Smarter Healthcare Blog (http://asmarterplanet.com/blog/category/smarter-healthcare).

Under the "**Next Steps**" sublink, IBM provides a brief description of **The IBM® Health Information Exchange, an IBM offering that manages document sharing among healthcare enterprises—from private physicians and clinics, to public health agencies and research labs—based on Integrating the Healthcare Enterprise (IHE) integration profiles, taking a vital step toward the creation of electronic health records.**

Still other hyperlinks provide interested readers with greater detail about the IBM product and service offerings in this area. See http://www.ibm.com/smarterplanet/us/en/healthcare_solutions/nextsteps/solution/K377155C59953A75.html

In addition, the "**Next Steps**" sublink provides interested readers with the opportunity to join a Smarter Healthcare discussion group on "**LinkedIn**," yet another social media resource. We note that is the role of this discussion group to seek the viewpoints of healthcare industry experts and professionals to discuss some of the major issues the industry faces and to identify the possibilities for progress and innovation. We also invite individuals to join in a dialogue on this website to see how together we can build **a smarter health care system**. See http://www.linkedin.com/groups?home=&gid=1866463

In sum, one of the main benefits we believe that is associated with having an interactive IBM website to report on and publicize our "Smarter Planet" initiatives, as the instant Proponent wants, is that it is never static. IBM webmasters around the world are able to update this portal and its sublinks on a regular basis, keeping each of the portals refreshed in a way that no hard-copy media brochure could ever do. Moreover, interested readers are not only provided with new and useful information on a timely basis, the variety of social media outlets IBM has also set up for the "Smarter Planet" initiative, as noted above (**Twitter, LinkedIn, Tumblr, and the dedicated "Smarter Planet" Blog**) go further by providing readers with the opportunity to actually interact with others, and provide their own input through these online communities. IBM provides these opportunities to all interested persons (individuals, customers, potential customers, business partners, stockholders, and other persons), as part of our advertising and promotional activities, all in the ordinary course of our business. Similar information and product offerings are described for each of 21 categories under the other "Smarter Planet" sublinks.[3]

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3 **For example, under the "Smarter Banking" sublink,**

(http://www.ibm.com/smarterplanet/us/en/banking_technology/nextsteps/index.html), **IBM highlights the following leadership product and service solutions we offer to banking and financial customers:**

Anti-money laundering investigations, alert modeling and analytics

IBM offers an intelligent way to outsource selected financial crimes prevention activities to support your in-house anti-money laundering operations. Our solution allows you to access a single, comprehensive, near real-time repository of resolved and related identities and networks of associates.

Cloud computing for financial services

Cloud computing provides a platform for optimizing financial services operations while creating and delivering the kind of innovative services that differentiate and propel your business forward. It is agility that will be the lifeblood of successful financial enterprises going forward, and cloud computing is one way of gaining that agility.

Compliance information lifecycle management

Regulations require a holistic approach. IBM helps your institution become smarter about the way you manage risk.

Credit analytics for financial services

There is risk—and then there is smart risk. IBM can help banks become smarter about risk, understand industry-wide impacts, generate more revenue, build meaningful relationships and make more accurate lending decisions.

IBM Banking Customer Care and Insight Solution

Your customers want personalized products and services. They expect—even demand—high-quality service regardless of the channel. Banks that can transform data into actionable information using smart analytics and performance monitoring, while creating better customer experiences, will win in the marketplace. IBM can help.

IBM Scalable Architecture for Financial Reporting

Finance transformation starts with systems transformation. IBM offers an effective framework to help you manage millions of individual customer and contract ledger entries—each described by hundreds of required attributes—for today's financial reporting.

IT security infrastructure solutions

Do you have the processes and technologies in place to safeguard your systems, applications and information? IT security infrastructure solutions from IBM can help you manage risk across your extended enterprise, improving your service and reducing the cost of creating security without compromise.

Operational risk management for financial services

Transform, optimize and adapt your approach to risk management. Enable compliance. Improve your reputation. Maintain flexible, resilient systems. Our portfolio of operational risk management solutions can effectively support your institution's processes and systems to manage and control risk and turn it to your advantage.

Stream computing for financial services

Intelligence is insight waiting to happen. Stream computing delivers real-time value for smarter decision making.

5. Application to the Proposal under 14a-8(i)(7)

The Proponent is an IBM retiree as well as a self-described computer programming hobbyist. As such, we believe him to be more knowledgeable than the lay IBM stockholder about IBM, its history, its advertising and promotional activities, and its general technological capabilities. However, as in years past, the Proponent again asks us to do what we are already doing as part of our day-to-day business operations. The Proponent's ideas about IBM's "Smarter Planet" initiatives, while thoughtful, are not properly the subject of a stockholder proposal, as they fall directly within the Company's ordinary business operations under Rule 14a-8(i)(7). Company decision making related to our promotional activities for the "Smarter Planet" initiatives and the methods by which we determine to publicize it, whether to customers, potential customers, business partners, stockholders or the public at large, are all clearly matters for IBM's internal business management, and are therefore all part of the ordinary business operations of the Company.

In this connection, the Commission has long recognized that the manner in which a company decides to publicize its product and service offerings, brand image and advertisements, whether through conventional print media, the Internet, special online campaigns, product labelings or otherwise - is a matter relating to a company's ordinary business operations, and proposals like this one relating to a company's advertising practices infringe on management's core responsibilities to oversee its own business practices. See, e.g., Campbell Soup Company (August 21, 2009)(proposal relating to "educating people about a healthy diet" excluded under 14a-8(i)(7) as relating to the manner in which a company advertises its products). Indeed, judgments regarding the allocation of marketing and advertising resources in a way that will best promote a company and its product and service offerings are a key business management function. The same rationale applied by the registrant recently in Campbell Soup applies with equal force to the instant Proposal. Marketing, customer and consumer relations decisions are all ordinary business matters. By the same token, proposals relating to the form, content and presentation of a company's advertisements also concern decisions that are a part of a company's ordinary business operations. In The Coca Cola Co. (January 21, 2009, reconsideration denied April 21, 2009), for example, the staff recently concurred to a company's request to exclude a proposal seeking a report evaluating new or expanded options to enhance transparency of information to consumers of bottled beverages. Similarly, in PG&E Corporation (February 14, 2007) the Staff concurred to the registrant's request to exclude a proposal which sought for the company to cease its advertising campaign promoting solar or wind as desirable sources of energy for conversion to electricity, as relating to PG&E's ordinary business operations (i.e., the manner in which a company advertises its products)). The rationale for the exclusion of such proposals as part of a company's ordinary business operations is fully applicable to the instant case.

It is well also established that a registrant's decision-making relating to the manner in which it ought to best promote its own corporate image and brand name is also a matter falling squarely within Rule 14a-8(i)(7) and the Commission's predecessor rules addressing a company's ordinary business operations. In this connection, the staff has long recognized that proposals relating to advertising, marketing or other promotional activities of a company for the purpose of addressing a company's public image and perception all relate to a company's ordinary business operations. The question of improving a company's corporate image was specifically addressed long ago in New England Gas and Electric Association (February 21, 1974). There, the staff concurred with a registrant's request to exclude a proposal which had sought for the registrant to establish a committee, to be entitled "*The Committee To Improve the New England Gas and Electric SBI Corporate Image.*" The proponent, concerned about the company's image, noted in the "REASONS" section of the proposal that "the present depreciating image of the New England Gas and Electric SBI in the local communities which it serves is of grave concern to its shareholders, the value of whose equity is threatened." The stockholder noted that the "recommended Committee could develop much good will to offset the present depreciated image of our company." In seeking to omit the proposal, the company argued that the ordinary business exclusion was applicable and the staff concurred. In the staff's words,

> **there appears to be some basis for your opinion that the subject proposal may be omitted from the company's proxy material under [the ordinary business exclusion] on the ground that it consists of a request that the management take action with respect to a matter (viz., the formation of a committee which would be primarily concerned with improving the *public image and public relations* of the Association) that relates to the ordinary business operations of the Association. Under the circumstances, this Division will not recommend any enforcement action to the Commission if the subject proposal is omitted from the Association's proxy material.**

Hence, the staff made clear in New England Gas and Electric Association that a proposal which is concerned with having a company improve its public image and public relations relates to a company's ordinary business operations, and we have found no precedent to the contrary. The same result should apply to the instant Proposal, which seeks for IBM to report on our "Smarter Planet" initiatives as a way to enhance the IBM image and the IBM brand name.

In Apple Computer, Inc. (October 20, 1989), a stockholder sought for the company to create a committee which would regulate the public use of Apple's logo, symbols, icons and related items as well as statements by its employees and that will compile a list of approved activities. That stockholder was concerned about the manner in which the company's logo, symbols and icons were appearing at public events, and he sought to create a formal committee of the corporation which would "only sanction those appearances or statements which are consistent with the **public image** that it wishes to present."

The company argued that the proposal was excludable as part of Apple's ordinary business operations. In maintaining that the protection of a corporate image was clearly a matter within the ordinary business of any company, Apple noted that all major corporations maintain public relations and investor relations departments to manage the corporation's public image and to review and approve corporate statements. The company maintained that the use of its logos, symbols, and icons are best made by the board of directors and senior management, and not by stockholders through a proxy proposal. The staff concurred to exclude the proposal as part of the company's ordinary business operations, noting that "**the proposal appears directed at organizational and operational decisions with respect to advertising, public relations and related matters.**" The same line of reasoning used by the company in Apple is fully applicable here to exclude the instant Proposal.

As in Apple, IBM management is in the best position to assess how to manage and improve IBM's own public image and brand name, including the steps we deem necessary to highlight our promotional activities through such advertising and publicity efforts as our "Smarter Planet" initiative. The variety of decision making associated with enhancing IBM's image and brand name necessarily includes decisions as to the types of advertising, public relations and other activities the Company should be engaging in, as necessary and appropriate to promote our brand name and image. As described herein, we make these decisions on a daily basis with respect to our "Smarter Planet" initiatives, in the ordinary course of our business. Therefore, the Proposal, which would have IBM stockholders vote on having our Board direct the Company to do what it already does with respect to reporting on our "Smarter Planet" initiatives, is subject to exclusion under Rule 14a-8(i)(7).

A variety of other stockholder proposals over the years have also suggested other actions to enhance a company's image. While thoughtful, these proposals have also been excluded as part of a company's ordinary business operations. In Time Warner Inc. (March 1, 1993), a stockholder, concerned about the respectability of the company's products, sought "to protect the corporate image of the company" by filing a proposal that would have established a stockholder advisory board "to review all Time Warner projects and products to insure they uphold the integrity and reputation of Time Warner Inc." (sic) The company, citing numerous staff precedents, argued that the proposal should be excluded as ordinary business. After noting that the presentation and content of the company's products could raise controversial issues or could be found unsuitable by some members of the public --including the proponent -- the company maintained that its internal management was nonetheless in the best position to determine how to address issues relating to these various projects and products. The staff concurred, and granted no-action relief under the ordinary business operations rule. The same result should apply here.

Understanding and operating successfully in the ever-changing worldwide information technology marketplace is not a simple endeavor. By the same token, determining the right way to spend our Company's funds to properly publicize our efforts and leadership in the information technology marketplace, including the "Smarter Planet" initiative, requires a great degree of care and business judgment. IBM, as an industry leader, is uniquely positioned to be make the business determinations as to what actions and projects we need to undertake, as well as to structure the proper way to present these efforts to the public as part of enhancing our brand name, image and perception in the information technology marketplace. This is just as true for our "Smarter Planet" initiative, as well as for any other Company advertising initiative.

In other instances, stockholders may not be not happy with what a company is or is not doing in connection with its public image. However, even in those circumstances, that does not negate the ordinary business nature of the underlying activity. In this connection, stockholders at other companies have tried -- without success -- to use the stockholder proposal process to seek a proxy vote on various ideas suggesting that the company improve their image by modernizing their public persona, changing their business name or their corporate logos or service marks. These proposals have also been uniformly excluded as ordinary business. For example, in Pacific Telesis Group (December 12, 1985), soon after the court-ordered breakup of AT&T into various Bell operating companies, a stockholder -- dissatisfied over the company's selection of a new logo, which the stockholder described as an asterisk (*) -- filed a proposal seeking for stockholders to vote to replace it. After noting in the proposal that the pre-breakup "Bell" symbol had long been identified as a mark of quality and integrity, the stockholder suggested that the company consider replacement of its undistinguished asterisk (*) with the traditional and well-established "Bell" trademark. In the company's no-action request to the SEC, it argued that the proposal should be excluded as part of the company's ordinary business operations, since it was one that was inextricably tied to the public image, public relations and advertising aspects of its ordinary business operations. The staff concurred, noting that the determination of what symbol to use for public relations and advertising purposes was an ordinary business matter. Similarly, in American Telephone and Telegraph Co. (January 17, 1980), a stockholder thought that the company's use of the trade symbol (AT&T) was antiquated and in need of modernization. After noting what some other companies had done -- shortening their names to simple initials, the stockholder proposed that AT&T management drop the "&" and change their symbol to become more simply "ATT." This, in the stockholder's view, would bring it up to date. The company argued that it used a variety of names for different purposes, and that the usage in question should not be put to a stockholder vote, as it fell within the company's ordinary business operations. The staff concurred, noting that the proposal related to the company's ordinary business operations (i.e., the determination of what variations of the company's name to use for public relations and advertising purposes).

Still other stockholders have filed proposals with companies suggesting ways for the company to preserve its corporate image and perception by the public by employing its resources to address other situations the company was facing. These too have been excluded as ordinary business. For example, in E.I. duPont de Nemours and Company (February 23, 1993) a stockholder, concerned about Dupont's public image and what he perceived as an "imbalance in the environmental movement" caused by what he described as "Greenextremists," filed a proposal which sought for the company's management to take a more active role to counteract such imbalance. The proponent went on to describe how he thought the "Greenextremists" had pushed their environmental agenda in an unfair manner. As part of the stockholder's desire for the company to counteract such "Greenextremism," the stockholder noted in a separate correspondence that the company should counteract the imbalance through a company-sponsored **"widespread media campaign."** The company argued and the staff concurred that the proposal could properly be excluded as ordinary business, inasmuch as it related to the company's **advertising and public relations policy.** Similarly, in Consolidated Foods Corporation (July 21, 1983) another stockholder did not like the way the company portrayed women in its advertising for L'eggs brand pantyhose. That stockholder believed that pornography had influenced the way in which the company marketed its products, and proposed the company develop an advertising campaign that enhanced the image of women. In the letter seeking exclusion of the proposal, the company noted that the advertising programs in question were developed by the company's management as part of their ongoing operational activities, and that the decisions relating to advertising copy, practices and themes were predicated on management's knowledge and understanding of the marketplace as well as consumer and market research surveys. The staff concurred to the omission of the proposal as ordinary business. The same result should apply here.[4]

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[4] A number of other stockholders concerned about their company's image and reputation, have taken issue with the company's advertising strategy, and have filed proposals offering up various solutions or strategies of their own. These proposals have also been consistently omitted under the ordinary business exclusion. For example, in General Motors Corporation (March 4, 1996), a stockholder, concerned that the company not spend its advertising on programming which contributed to the undermining of traditional family values or other ways deemed offensive, proposed that GM create a vice presidential level position to monitor the company's advertising. The company argued that a company's policies regarding the advertising of its products was a matter of ordinary business, and the staff concurred, ruling that the **presentation of advertising** was a matter of ordinary business. In PepsiCo Inc. (March 7, 1991), a proposal asking the company to sue its advertising agency, discharge its current advertising agency and establish a new advertising policy was excluded as dealing with a matter relating to the conduct of the company's ordinary business operations (i.e., questions involving the supervision of advertising agencies). In Litton Industries (October 27, 1980), a stockholder sought a policy to have the company allocate at least 3% of its

As in each of the staff letters outlined herein, this Company's own internal management is in the best position to determine how to best report on our "Smarter Planet" initiative, as well as how to best take the steps necessary to enhance our public image and the IBM Brand Name -- whether through the Internet, conventional print or other media, and/or through other types of special campaigns. These are all subjects which are exclusively within IBM management's own expertise. Indeed, IBM's continued success in the marketplace is dependent upon our constant need to maintain and improve IBM brand recognition and the IBM image. This effort is effected first through the delivery of quality service and product offerings, and then by having the IBM brand clearly associated with such service and product offerings -- whether through conventional print advertising, the Internet, other new media, or a combination of the foregoing.

The Company's "Smarter Planet" initiative is but one of many ways that the Company publicizes its efforts as a leader in Information Technology, all in the ordinary course of our business, and the stockholder proposal process is not the best way for the Proponent to advance his ideas regarding IBM's advertising strategy and our "Smarter Planet" initiatives. We wish to highlight that IBM maintains a special online vehicle to handle ideas and suggestions of this nature. For many years, IBM has maintained an External Submissions Program, where ideas and suggestions relevant to our business have been reviewed and addressed in an organized manner. IBM's External Submissions program can be found on our Internet web site at:

https://www-01.ibm.com/contact/submissions/extsub.nsf/BusinessProposal?OpenForm

Our External Submissions website enables interested parties to make an electronic submission to IBM on an idea, suggestion, software proposal or business proposal. Thereafter, IBM's team of experts determine if IBM has an interest in pursuing the submission, and routes such submission to the party most competent to handle it. It is specifically noted on the website that:

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advertising expenditures for print or broadcast media to promote free enterprise. The company argued and the staff concurred that the allocation of advertising money is a matter of ordinary business. See Kellogg Company (February 3, 1989)(the manner in which a company advertises its products is an ordinary business matter). See generally Gannett Co. Inc. (March 18, 1993)(proposal to have the registrant, a newspaper and billboard company, prepare a report on its practices with respect to cigarette advertisements properly omitted as falling within the registrant's ordinary business operations, since proposal related to the nature, presentation and content of news and advertising).

This Web page will enable you to make an electronic submission to IBM on an idea, suggestion, software proposal or business proposal.

Our team of experts can act as your single point of contact within IBM to determine if IBM has an interest in your submission. Submissions can be business propositions including marketing and development relationships, software proposals, equity, acquisition, and joint venture proposals, patents including those issued and pending, *and ideas relating to IBM products and services.*

The public is encouraged to use this IBM website to share their ideas on our products and services, as well as in other areas. The Proponent has used this website in the past and is encouraged to do so in the future. Given all of these facts, it is the Company's position that the instant Proposal may be omitted from our proxy materials under Rule 14a-8(i)(7). Therefore, upon the basis of the policy of the staff of the SEC with regard to the subject matter of the Proposal, the Company requests that no enforcement action be recommended if it excludes the Proposal on the basis of Rule 14a-8(i)(7).

II. THE PROPOSAL CAN ALSO BE OMITTED FROM THE COMPANY'S PROXY MATERIALS UNDER RULE 14a-8(i)(10) AS SUBSTANTIALLY IMPLEMENTED.

Rule 14a-8(i)(10) permits the exclusion of a shareholder proposal from a company's proxy materials "if the company has already substantially implemented the proposal." In applying this standard, the Commission has indicated the proposal need not be "fully effected" by the registrant, as long as it has been "substantially implemented." Release No. 34-20091 (August 16, 1983). Accordingly, Rule 14a-8(i)(10) permits the exclusion of a shareholder proposal when a registrant has implemented the essential objective of the proposal, even where there is not exact correspondence between the actions sought by the shareholder proponent and the registrant's actions. See AMR Corporation (April 17, 2000)(proposal recommending that members of identified board committees meet specified criteria could properly be excluded based on issuer's representation that the members of the board committees identified in the proposal met the criteria specified).

The rationale for exclusion of a stockholder proposal like the instant one under Rule 14a-8(i)(10) has been described as follows:

> "A company may exclude a proposal if the company is already doing -- or substantially doing -- what the proposal seeks to achieve. In that case, there is no reason to confuse shareholders or waste corporate resources in having shareholders vote on a matter that is moot. In the SEC's words, the exclusion is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management...."

William Morley, Editor, Shareholder Proposal Handbook, by Broc Romanek and Beth Young (Aspen Law & Business 2003 ed.), Sec. 23.01[B] at p. 23-4. (emphasis added).

In this connection, in Staff letters utilizing the substantial implementation exclusion, a company need only have appropriately addressed the concerns underlying such a proposal to warrant exclusion. See 3M Co. (February 27, 2008) Johnson & Johnson (February 19, 2008). In the instant case, for the same reasons that have already been articulated in Argument I, supra, and by reason of the multitude of actions we have already taken with respect to our "Smarter Planet" initiative and the information we already provide to the public in a variety of different media, IBM also believes the Proposal is moot, since we are already addressing all of the issues raised by the Proposal. As such, IBM believes we have substantially implemented the Proposal under Rule 14a-8(i)(10). In short, since we are already doing what the Proposal seeks to achieve -- reporting on our "Smarter Planet" initiatives, the Proposal should be omitted under Rule 14a-8(i)(10).

In this connection, the IBM "Smarter Planet" web portal (www.ibm.com/smarterplanet) speaks for itself, and we firmly believe that any individual surfing the IBM "Smarter Planet" web portal would agree that IBM already addresses the concerns of the Proponent.

In the first place, as the Proponent requests in the second paragraph of his submission, the IBM "Smarter Planet" web portal already includes a wealth of reporting on "***news of successes.....for smart solutions to business problems.....from cradle to grave.***" As we already noted in Argument I, supra, the "Smarter Planet" portal provides separate sublinks for many different "Smarter Planet" intiatives, including Smarter Banking, Smarter Buildings, Smarter Cities, Smarter Cloud computing, Smarter Education, Smarter Energy, Smarter Food, Smarter Government, Smarter Healthcare, Smarter Infrastructure, Smarter Intelligence, Smarter Oil, Smarter Products, Smarter Public safety, Smarter Rail, Smarter Retail, Smarter Stimulus, Smarter Telecom, Smarter Traffic, Smarter Water and Smarter Work. Within these subcategories, IBM further outlines the "Visions," "Ideas," "Perspectives," and "Next Steps" we see for readers interested in examining our "Smarter Planet" initiatives.

In this connection, as the Proponent suggests in his third paragraph, we also believe the information we provide in "***these reports would be informative good news to investors.***" By the same token, IBM already provides website "**announcements of job openings,** " as also requested by the Proponent in his third paragraph; not only for job openings relating to our "Smarter Planet" initiatives, but for **all** positions in IBM worldwide. See http://www-03.ibm.com/employment/

Utilizing the above IBM employment hyperlink as a starting point, any individual can search for jobs (http://www-03.ibm.com/employment/us/); sign up to receive a variety of job-related mailings, including a career newsletter (https://www-931.ibm.com/bin/subscriptions/walk_small_steps.cgi?cl=USEN&nid=10948); keep up on IBM Company news (http://www-03.ibm.com/employment/ibm_news.html); or connect with IBM recruiting personnel through a variety of social networking media links, including **Facebook, LinkedIn, Twitter, and YouTube,** among others (http://www-03.ibm.com/employment/news/social_networking.html).

IBM also provides special webpages encouraging university students to gain real-world experience as an intern, or to launch their post-graduate career at IBM (http://www-03.ibm.com/employment/start_university.html). In addition, IBM provides a separate webpage describing the hiring and development process for international students interested in working for IBM. (http://www-03.ibm.com/employment/internationalstudents/index.html).

In addition, IBM already provides a wealth of information to our investors (http://www.ibm.com/investor), including the opportunity for interested investors to subscribe to a variety of RSS Feeds [5] (http://www.ibm.com/investor/feeds/). Through use of this medium, IBM can -- and already does -- provide "**informative good news to investors,**" as the Proponent suggests, about <u>all</u> of our offerings and initiatives, not just the "Smarter Planet" initiatives.

Moreover, IBM already provides ample opportunities, as the Proponent requests in the third paragraph of his submission, for "***smart innovators, vendors, contractors, educators, students, investors and others on the planet who would welcome a partnering and sharing in the challenging IBM smarter planet initiatives.***" In this connection, a perusal of the IBM website clearly reveals prominent links to such locations as the "**mydeveloperWorks**" community webpage (https://www.ibm.com/developerworks/community), where IBM already provides:

> ***"a new way to connect and interact with your fellow developers. With My developerWorks, [individuals] can create their own personal profile and custom home page (My Home) to get instant access to the people, feeds, tags,***

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[5] RSS stands for "Really Simple Syndication." An RSS feed (or more generally, a feed) is simply a subscription to updates from a Web site or Web page. Through RSS, our subscribers can be automatically notified as soon as updates are made.

bookmarks, blogs, groups, forums, etc. that you care about. [Interested individuals] build their own profile to access the tools and network of developers, IT professionals, and students. By connecting through this link, [interested persons] can learn more about the community tools, or select Forums, Spaces, or Wikis to access these specific tools directly."

A similar webpage is available for the IBM PartnerWorld Community. See (https://www-950.ibm.com/communities/service/html/communityview?communityUuid=868294c0-2177-46bc-9ad4-51712399cc2b). On that web page, IBM notes that:

> ***This public community is open to all IBM PartnerWorld Members and is intended for use by IBM Business Partners and subject matter experts within IBM. The Community includes blogs, forums, bookmarks, RSS feeds and private collaboration spaces called "Activities". These new social networking capabilities are intended to help IBM and our Business Partners connect with each other and collaborate in the following ways:***
>
> - ***Leverage the skills and capabilities of other Partners in the ecosystem***
> - ***Grow expertise through conversation with Partners and IBMers who share mutual interests***
> - ***Create innovative solutions, reach new markets, broaden sales opportunities and grow their businesses***
>
> ***Are you Making Sense of Social Media? Join this new Forum and let us know what about Social Media is keeping you busy. Ask a question or share with us what you'd like to see here.***

Finally, if anyone is interested in attending "in person events," IBM also provides a listing of "Smarter Planet" activities, where interested individuals can find local events in their area, sign up, show up, and "get smarter". See (http://www.ibm.com/smarterplanet/us/en/events/eventlist/index.html?re=sp8) To this end, within the month of December 2009 alone, IBM has scheduled a multitude of "Smarter Planet" events in cities across the United States.[6]

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[6] Set forth below is a listing of such "Smarter Planet" in-person events:

Defense Logistics 2009 Defense Logistics is a cross-Service examination of the issues surrounding logistics strategies and support. Running since 1999, the Defense Logistics conference has become a set date on the calendars of 650+ logisticians and industry experts. (Arlington, VA)

Gartner Data Center Conference 2009 Join IBM at the conference along with other industry experts. This year, in the face of an uncertain economy, we'll focus on "must-take" actions to help you realize business value now and increase your effectiveness as a smarter enterprise. (Las Vegas, Nevada)

Were this not enough, IBM also maintains a "**Subscription Services**" webpage that provides interested readers with their ultimate IBM news resource. (http://www-931.ibm.com/bin/subscriptions/welcome.cgi?cl=usen)

As we note on that webpage:

> ***"Our electronic newsletters will provide you with everything you want to know about IBM, from products and updates to the latest industry trends - delivered right to you."***

In short, our "Smarter Planet" initiatives are but one of many different activities we already report upon through a variety of media, and we firmly believe our efforts in this area reflect full implementation of the Proposal under Rule 14a-8(i)(10). Moreover, we will continue to report on our "Smarter Planet" initiatives through the multiple communications channels and tools noted in this letter.

IBM Cognos Performance 2009 - Chicago This information-packed, one-day event delivers proven best practices, actionable insights, and techniques to help you optimize business performance and drive smarter decision-making. (Chicago, Illinois)

Smarter Cities Forum-Boston A peer-to-peer exchange for mayors, civic leaders and businesses. Topics include: new approaches to regional partnership, identification of roadblocks, evaluation of frameworks for investment & the tools & technologies making our planet more instrumented. (Boston, Massachusetts)

Waters USA 2009 How leading financial firms are employing technologies to enhance efficiency and cut operating costs, while developing products to improve customer service. Other topics: the latest in grid, virtualization and cloud computing. (New York, NY)

IBM Cognos Performance 2009 - Dallas This information-packed, one-day event delivers proven best practices, actionable insights, techniques to help you optimize business performance and drive smarter decision-making. (Fort Worth, Texas)

Smarter Supply Chains Regional Conferences - Atlanta Join IBM and a select group of industry experts for a one-day event to discuss smarter supply chain strategies that allow firms to cut costs while at the same time prepare for future growth. (Atlanta, Georgia)

Smart Work Join IBM for this complimentary half day forum. Topics will include: The Smart Work Mandate; Working smarter to raise the ROI of IT; Working smarter to make innovations real. A smarter business needs smarter software, systems and services. (Coppell, Texas)

IBM Cognos Performance 2009 - San Francisco This information-packed, one-day event delivers proven best practices, actionable insights, and tips to help you optimize business performance and drive smarter decision-making. (San Francisco, CA)

Given all of the foregoing, we believe there is no reason to confuse shareholders or waste corporate resources in having shareholders consider and vote upon this matter. IBM's existing activities respond directly to the concerns of the Proponent, and we believe the Company has already implemented the essential objective of the Proposal. See E.I. duPont de Nemours and Company (February 12, 1990)(proposal to establish a standing committee to establish corporate environmental and occupational safety and health policy was excluded when the registrant already had a committee to address safety, health and environmental issues). For all of these reasons, the Company maintains it has substantially implemented the Proposal under Rule 14a-8(i)(10), and therefore respectfully requests that no enforcement action be recommended to the Commission if the Company also excludes the Proposal under Rule 14a-8(i)(10).

CONCLUSION

In summary, for the reasons and on the basis of the authorities cited above, IBM respectfully requests your advice that the Division will not recommend any enforcement action to the Commission if the Proposal is omitted from IBM's proxy materials for our upcoming Annual Meeting. We are sending the Proponent a copy of this letter, thus advising him of our intent to exclude the Proposal from the proxy materials for the next Annual Meeting. If you require any further information, please call me at 914-499-6148. The Proponent is hereby requested to copy IBM on any response he may elect to make to the Commission in connection with the Proposal. Thank you for your attention and interest in this matter.

Very truly yours,

Stuart S. Moskowitz

Stuart S. Moskowitz
Senior Counsel

cc: Mr. Charles Pettus

*** FISMA & OMB Memorandum M-07-16 ***

Exhibit A

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2010 Proxy Statement pursuant to Rule 14a-8

Office of the Secretary
International Business Corporation
New Orchard Road, Mail Drop 301,
Armonk, N.Y. 10504

11-09-09P12:40 RCVD

November 06, 2009

Stockholder Proposal on IBM Smarter Planet report to Shareholders

This letter is to notify IBM Management that Chuck Pettus, *** FISMA & OMB Memorandum M-07-16 *** holder of 1860 shares, intends to submit the following proposal at the meeting.

Resolved: The shareholders request, at the convenience of the company, periodic reports of the company's SMARTER PLANET initiatives.

The IBM Smarter Planet reports could include news of successes in efforts to feed a planet with an insatious appetite and a never ending hunger for smart solutions to business problems and everyone elses problems, from cradle to grave.

The shareholders feel these reports would be informative good news to investors. These reports also could include announcements of job openings and opportunities for smart innovators, vendors, contractors, educators, students, investors and others on the planet who would welcome a partnering and sharing in the challenging IBM smarter planet initiatives.

These reports would be a win-win experience for IBM, the shareholder's financial investment in IBM, the IBM Image, the shareholder's Image, and the IBM Brand Name.

Chuck Pettus; e-mail: *** FISMA & OMB Memorandum M-07-16 ***